UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
AlignerAI INC

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       May 13, 2024

Physical address of issuer
3200 Mowry Ave Ste A

Website of issuer
www.alignerai.com

Current number of employees
1

Filer EDGAR CIK
0002028213

Filer EDGAR CCC
w2n*kfxp

Filer EDGAR Password
ohrkdx6ig@sj

Filer EDGAR PMAC
g3gd#qjb

Submission Contact Person Information

Name
Anil Chowdhary

Phone Number
(408) 889-9727

Email Address
anil@alignerai.com

Notification Email Address
anil@alignerai.com

Signatories

Name
Anil Chowdhary

Signature

Title
Founder CEO

Email
anil@alignerai.com

Date
May 16, 2025